MERCURY FINANCE COMPANY
                                   EXHIBIT 11
                       COMPUTATION OF NET INCOME PER SHARE
                       THREE AND SIX MONTHS ENDED JUNE 30
                                   (Unaudited)

Net income per share is computed by dividing net income by the total of the weighted average common shares and common stock equivalents outstanding during the period. Average common shares and common stock equivalents have been adjusted to reflect the four-for-three stock splits of Mercury Finance Company distributed to stockholders on December 28, 1989, October 31, 1990, June 10, 1991 and December 5, 1991, the two-for-one stock split distributed on June 19, 1992, the four-for-three stock split distributed on June 22, 1993 and the three-for-two stock split distributed on October 31, 1995.

                                                                   Three Months Ended        Six Months Ended

(Dollars in thousands except per share amounts)                   1996        1995          1996        1995

INCOME DATA:

1. Net income Mercury Finance Company . . . . . . . . . .       $1,668       $18,319       $18,176    $39,959

2. Weighted average common shares
    outstanding (adjusted for stock split)  . . . . . . .      176,782       175,514       176,651    174,909

3. Treasury stock . . . . . . . . . . . . . . . . . . . .       (3,997)       (2,974)       (3,997)   (2,974)

EFFECT OF COMMON STOCK EQUIVALENTS (C.S.E.):

4. Weighted average shares reserved for
    stock options . . . . . . . . . . . . . . . . . . . .        1,152         1,224         1,344     1,456

NET INCOME PER COMMON SHARE:

5. Weighted average common share and
     common stock equivalents (line 2+3+4)  . . . . . . .      173,937       173,764       173,998   173,391

6.  Mercury Finance Company
      net income per share (line 1 / line 5)  . . . . . .        $0.01         $0.11         $0.10     $0.23


As the Company incurred a net loss for the three months and six months ended June 30, 1996, common share equivalents totaling 923,236 would be anti-dilutive to earnings per share and have not been included in the weighted average shares calculation.

The Company has determined that the implementation of SFAS 128 "Earnings Per Share", would have had no effect on the calculated earnings per share for the three months and six months ended June 30, 1996. This standard prescribes that when computing the dilution of options, the Company is to use its average stock price for the period, rather than the more dilutive greater of the average share price or end-of-period share price required by APB Opinion 15. As the options are excluded from the calculation due to the anti-dilutive characteristics indicated above, there is no effect on the earnings per share calculation.